RACE WORLD INTERNATIONAL, Inc.

HEAD OFFICE
968 - 240th. STREET, LANGLEY, B.C. , CANADA  V2Z 2Y3
Ph.(604) 539-9680 ( Fax.(604) 539-7234


March 24, 2008

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Attention: Susan C. Block, Attorney-Advisor

Re: Race World International, Inc
Registration Statement on Form SB-2
Filed January 14, 2008
File No. 333-148636

Dear Ms Block:

In response to your letter of February 8, 2008 we provide this cover letter that keys our responses to your comments. We have also enclosed a black underlined copy of our amended Registrations Statement and Exhibit 5.1 for your reference.

Our responses are as follows:

General

1.Our amendment is filed on Form S1 as appropriate and subsequent to our original SB-2 filing.

Calculation of Registration Fee

2.We have now included a fee table, which precedes the cover page.

Front Cover

3.We have not provided artwork, as we have none at this time that we intend to use.

Cover Page

4.We have revised our Selling Shareholders' disclosure, to state that the Selling Shareholders will sell at a price of $.10 per share, until their shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices, or privately negotiated prices.

5.We have deleted the disclosure of the price the selling shareholders paid for the shares and the risk that they may sell below our offering price.

6.We have revised our wording to indicate that we are offering 10,000,000 shares and the Selling Shareholders are offering an additional 31,900,000 shares for consistency.

7.We have deleted our disclosure that one or more of our current shareholders will pay offering expenses in excess of 20.6% of the total proceeds raised.

Outside Back Cover

8.We have moved the dealer prospectus language to the outside back cover page of the prospectus.

Prospectus Summary

9.We have included additional information to accurately describe our current operations. We have now declared we are a development stage company, that we have not generated revenues from our business activities, and that our accountants have issued a going concern opinion respecting our business. We
have now stated we will be unable to proceed 	with our plan of operations
unless we secure additional funding. Additionally we have now disclosed that we do not anticipate being able to generate revenues even after this offering and that additional financing will be required before we can commence operations.


10.We now refer to total shares outstanding rather than describing them as issued.

Risk Factors

11.We have added a risk factor that we may not be able to absorb the costs of
being a public 	company, which would include the costs of reporting and
salaries to management. This risk factor has also been added as part of our larger discussion of compliance costs.

We May Not Be Able to Raise Sufficient, Page 7

12.We have revised to include a separate risk factor, with its own subheading, that our independent auditors issued a going concern opinion.



Use of Proceeds, page 18

13.We have now quantified that the Founding Shareholders expect no more than $20,000 reimbursement from this offering and have stated that the amount is included in the table provided under Engineering Reports and General Expenses.

14.We have now stated that our estimated expenses of this registration statement of $54,165 are not shown in the use of proceeds table and the use of proceeds will be reduced proportionately by the actual costs of distribution.

Description of Business, page 24

15.We have revised this section to describe our current circumstances. We have also balanced our business section disclosure with a realistic chart of time frames and financing required for future operations. We have stated we have no financing currently available and have no current plans to begin
developing phases 2 - 5 of our business plan until financing 	becomes
available.

Property, page 27

16.We have deleted our discussion regarding land we have considered purchasing.

Background of Executive Officers, Directors and Significant Employees, page
29

17.We now make specific reference to Evan William's and Leigh Anderson's business experience applicable during the last 5 years.

Security Ownership of Certain Beneficial Owners and Management, page 32

18.This table has been updated to December 31, 2007.

Shares Eligible for Future Sale, page 35

19.We have updated this disclosure to clarify our selling shareholders are registering their shares with this registration statement. Evan Williams is not currently offering his shares for sale, so we have quantified the remaining shares available for sale.

Plan of Distribution, page 37

20.We now advise that Evan Williams is associated, as defined in rule 3a4-1 of the Securities Exchange Act of 1934 and that he intends to rely upon the safe harbor provisions of that rule. We have also included the basis of our reliance.

Part II, Item 26. Recent sales of Unregistered Securities

21.We have deleted reference to "Border Management".


Exhibit 5.1

22.The exhibit now separately quantifies and addresses the shares offered by the company and those offered by the selling shareholders.

23.The exhibit has been revised to state that the shares offered by the company will, when sold, be legally issued, fully paid and non-assessable.

Updated Financial Statements

24.We now provide updated audited financial statements to December 31, 2007.

25.We include a currently dated consent form from our independent public accountant with this amendment.

Signatures

26.A majority of our board of directors has signed our amended registration statement, which includes our President Evan Williams, our Secretary Leigh Anderson, and our Treasurer Solomon Nordine.


Thank you for your assistance in this matter. Per your letter, we will wait an adequate time for your review before submitting a request for acceleration of the effective date.


Yours Truly,






/S/ Evan Williams
-----------------
Evan Williams
President
Race World International, Inc.